Exhibit 99.1

Jeff Hansen

Investor Relations

Marriott Vacations Worldwide Corporation

407.206.6149

Jeff.Hansen@mvwc.com

Ed Kinney

Corporate Communications

Marriott Vacations Worldwide Corporation

407.206.6278

Ed.Kinney@mvwc.com

Marriott Vacations Worldwide Reports Certain Preliminary Second Quarter Financial Results

ORLANDO, Fla. – July 26, 2018 – Marriott Vacations Worldwide Corporation (NYSE: VAC) (the “company” or “MVW”) today reported certain preliminary estimated second quarter financial results in connection with certain financing transactions related to the previously announced combination of MVW with ILG, Inc. (“ILG”) and provided updated guidance for the full year 2018 below.

Preliminary Estimated Second Quarter 2018 Results:

•	Total company vacation ownership contract sales were $233 million, an increase of $18 million, or 8 percent, compared to the prior year period.

•

The company estimates that the 2017 hurricanes negatively impacted contract sales in the 2018 second quarter by more than $3 million. Excluding that impact, the company estimates that total company contract sales would have grown 10 percent compared to the prior year period.

•	North America VPG totaled $3,672, a 3 percent increase from the second quarter of 2017. North America tours increased 5 percent year-over-year.

•	Net income is expected to be between $8 million and $13 million in the second quarter of 2018.

•	Adjusted EBITDA is expected to be between $75 and $77 million, a decrease of between $6 to $8 million year-over-year.

•	Excluding the impact of nearly $10 million of unfavorable revenue reportability year-over-year, Adjusted EBITDA increased $2 to $4 million compared to the prior year period.

•	Development margin was $40 million compared to $53 million in the second quarter of 2017. Development margin percentage was 19.0 percent compared to 25.6 percent in the prior year quarter.

•

Total company adjusted development margin percentage, which excludes the impact of revenue reportability and other charges, was 20.0 percent in the second quarter of 2018 compared to 23.2 percent in the second quarter of 2017.

See pages A-1 and A-2 of the Financial Schedules that follow for preliminary 2018 second quarter financial results.

Non-GAAP Financial Information

Certain financial measures included in this release are not calculated in accordance with U.S. generally accepted accounting principles (“GAAP”), including adjusted net income, EBITDA, Adjusted EBITDA, adjusted development margin, adjusted free cash flow, and adjusted fully diluted earnings per share. For descriptions of and a reconciliation of such measures to the most directly comparable GAAP measure, see pages A-1 through A-7 of the Financial Schedules that follow.

Balance Sheet and Liquidity

On June 30, 2018, cash and cash equivalents totaled $547 million. Since the beginning of the year, real estate inventory balances decreased $38 million to $685 million, including $325 million of finished goods and $360 million of land and infrastructure. The company had $1.3 billion in debt outstanding, net of unamortized debt issuance costs, at the end of the second quarter, an increase of $237 million from year-end 2017, consisting primarily of $1.1 billion of debt related to our securitized notes receivable and $196 million of convertible notes.

During the second quarter of 2018, the company completed the securitization of $436 million of vacation ownership notes receivable at a blended borrowing rate of 3.52 percent and an advance rate of 97 percent. Approximately $327 million of the vacation ownership notes receivable were purchased on June 28, 2018 by the MVW Owner Trust 2018-1 (the “Trust”), and all or a portion of the remaining vacation ownership notes receivable may be purchased by the Trust prior to January 15, 2019. This transaction generated approximately $423 million of gross proceeds, of which $106 million will be held in restricted cash until the remaining vacation ownership notes receivable are purchased by the Trust. Approximately $10 million was used to pay transaction expenses and fund required reserves and the remainder will be used for general corporate purposes.

As of June 30, 2018, the company had approximately $248 million in available capacity under its revolving credit facility after taking into account outstanding letters of credit, and approximately $40 million of gross vacation ownership notes receivable eligible for securitization.

Outlook

Pages A-1 through A-7 of the Financial Schedules set forth a description and a reconciliation of the non-GAAP financial measures set forth below to the following full year 2018 expected GAAP results:

Net income [1]	$150 million	to	$161 million
Fully diluted EPS [1]	$5.45	to	$5.85
Net cash provided by operating activities	$95 million	to	$120 million

[1]	2018 expected GAAP results above do not reflect the impact of future spending associated with the planned acquisition of ILG, Inc.

The company is updating guidance as reflected in the chart below for the full year 2018.

	Current Guidance			Previous Guidance
Adjusted free cash flow	$200 million	to	$230 million	$185 million	to	$215 million

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The company is reaffirming the following guidance for the full year 2018.

Adjusted net income	$184 million	to	$195 million
Adjusted fully diluted EPS	$6.69	to	$7.09
Adjusted EBITDA	$310 million	to	$325 million
Contract sales growth	7 percent	to	12 percent

The unaudited preliminary estimates and statements set forth in this release have been prepared by, and are the responsibility of, the company’s management and represent estimates and expectations based on the most current information available. While the company believes that the assumptions on which such information is based are reasonable, it cautions that it is very difficult to predict the impact of known factors and it is impossible for the company to anticipate all factors that could affect actual results. The company has not finalized its operational results or completed its quarter end closing for the second quarter. The actual results may differ materially from these preliminary estimates due to the completion of financial closing procedures, final adjustments and other developments that may arise between now and the time the second quarter financial results are finalized. Accordingly, you should not place undue reliance upon these preliminary estimates. You should evaluate all forward-looking statements contained in this press release in the context of these risks and uncertainties. Important factors that could cause actual results to differ materially from expectations, are disclosed below under “Note on forward-looking statements.” The company’s independent registered public accounting firm, Ernst & Young LLP, has not audited, reviewed, compiled or performed any procedures with respect to the accompanying preliminary estimates and statements. Accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect to these preliminary estimates.

Second Quarter 2018 Earnings Conference Call

The company will report complete financial results for the second quarter 2018 before the market opens on August 2, 2018. A conference call is scheduled to follow at 10:00 a.m. ET to discuss the company’s results. Participants may access the call by dialing (877) 407-8289 or (201) 689-8341 for international callers. A live webcast of the call will also be available in the Investor Relations section of the company’s website at www.marriottvacationsworldwide.com.

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About Marriott Vacations Worldwide Corporation

Marriott Vacations Worldwide Corporation is a leading global pure-play vacation ownership company, offering a diverse portfolio of quality products, programs and management expertise with over 65 resorts. Its brands include Marriott Vacation Club, The Ritz-Carlton Destination Club and Grand Residences by Marriott. Since entering the industry in 1984 as part of Marriott International, Inc., the company earned its position as a leader and innovator in vacation ownership products. The company preserves high standards of excellence in serving its customers, investors and associates while maintaining a long-term relationship with Marriott International. For more information, please visit www.marriottvacationsworldwide.com.

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Note on forward-looking statements:

Information included or incorporated by reference in this communication, and information which may be contained in other filings with the Securities and Exchange Commission (the “SEC”) and press releases or other public statements, contains or may contain “forward-looking” statements, as that term is defined in the Private Securities Litigation Reform Act of 1995 or by the SEC in its rules, regulations and releases. These forward-looking statements include, among other things, statements of plans, objectives, expectations (financial or otherwise) or intentions.

Forward-looking statements are any statements other than statements of historical fact, including statements regarding the company and ILG’s expectations, beliefs, hopes, intentions or strategies regarding the future. Among other things, these forward-looking statements may include statements regarding the proposed combination of the company and ILG; our beliefs relating to value creation as a result of a potential combination of the company and ILG; the expected timetable for completing the transactions; benefits and synergies of the transactions; future opportunities for the combined company; and any other statements regarding the company’s and ILG’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, forward-looking statements can be identified by the use of words such as “may,” “will,” “expects,” “should,” “believes,” “plans,” “anticipates,” “estimates,” “predicts,” “potential,” “continue,” or other words of similar meaning.

Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in, or implied by, the forward-looking statements. Factors that might cause such a difference include, but are not limited to, general economic conditions, our financial and business prospects, our capital requirements, our financing prospects, our relationships with associates and labor unions, our ability to consummate potential acquisitions or dispositions, our relationships with the holders of licensed marks, and those additional factors disclosed as risks in other reports filed by us with the SEC, including those described in Part I of the company’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K as well as in ILG’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K and in the preliminary joint proxy statement/prospectus included in the registration statement on Form S-4 filed by the company with the SEC on June 6, 2018, and any amendments thereto.

Other risks and uncertainties include the timing and likelihood of completion of the proposed transactions between the company and ILG; the possibility that the company’s stockholders may not approve the issuance of the MVW shares to be issued in connection with the proposed transactions; the possibility that ILG’s stockholders may not approve the proposed transactions; the possibility that the expected synergies and value creation from the proposed transactions will not be realized or will not be realized within the expected time period; the risk that the businesses of the company and ILG will not be integrated successfully; the potential impact of disruption from the proposed transactions making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; the ability to retain key personnel; the availability of financing; the possibility that the proposed transactions do not close; as well as more specific risks and uncertainties. You should carefully consider these and other relevant factors, including those risk factors in this communication and other risks and uncertainties that affect the businesses of the company and ILG described in their respective filings with the SEC, when reviewing any forward-looking statement. These factors are noted for investors as permitted under the Private Securities Litigation Reform Act of 1995. We caution readers that any such statements are based on currently available operational, financial and competitive information, and they should not place undue reliance on these forward-looking statements, which reflect management’s opinion only as of the date on which they were made. Except as required by law, we disclaim any obligation to review or update these forward-looking statements to reflect events or circumstances as they occur.

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No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to buy, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Important Information and Where to Find It

The proposed transactions involving the company and ILG will be submitted to the company’s stockholders and ILG’s stockholders for their consideration. In connection with the proposed transaction, on July 19, 2018, the company filed with the SEC an amendment to the registration statement on Form S-4 that included a joint proxy statement/prospectus for the stockholders of the company and ILG and was filed with the SEC on June 6, 2018. The registration statement was declared effective by the SEC on July 23, 2018. The company and ILG mailed the definitive joint proxy statement/prospectus to their respective stockholders on or about July 25, 2018 and each of the company and ILG intend to hold the special meeting of the stockholders of the company and ILG on August 28, 2018. This communication is not intended to be, and is not, a substitute for such filings or for any other document that the company or ILG may file with the SEC in connection with the proposed transaction. SECURITY HOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The registration statement, the joint proxy statement/prospectus and other relevant materials and any other documents filed or furnished by the company or ILG with the SEC may be obtained free of charge at the SEC’s web site at www.sec.gov. In addition, security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus from the company by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com.

Participants in the Solicitation

The company, ILG, their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about the company’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 27, 2018 and in its definitive proxy statement filed with the SEC on April 3, 2018, and information about ILG’s directors and executive officers is set forth in its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on March 1, 2018, and in its definitive proxy statement filed with the SEC on May 7, 2018. These documents are available free of charge from the sources indicated above, and from the company by going to its investor relations page on its corporate web site at www.marriottvacationsworldwide.com and from ILG by going to its investor relations page on its corporate web site at www.ilg.com. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed transactions is presented in the definitive joint proxy statement/prospectus included in the registration statement on Form S-4 filed by the company with the SEC, and may be included in other relevant materials that the company and ILG file with the SEC.

Financial Schedules Follow

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MARRIOTT VACATIONS WORLDWIDE CORPORATION

FINANCIAL SCHEDULES

2018 PRELIMINARY SECOND QUARTER FINANCIAL RESULTS

TABLE OF CONTENTS

2018 Preliminary Second Quarter Financial Results	A-1 and A-2
Consolidated Contract Sales to Sale of Vacation Ownership Products and Adjusted Development Margin (Adjusted Sale of Vacation Ownership Products Net of Expenses)	A-3
2018 Outlook - Adjusted Net Income, Adjusted Earnings Per Share—Diluted, and Adjusted EBITDA	A-4
2018 Outlook - Adjusted Free Cash Flow	A-5
Non-GAAP Financial Measures	A-6 and A-7

MARRIOTT VACATIONS WORLDWIDE CORPORATION

2018 PRELIMINARY SECOND QUARTER FINANCIAL RESULTS

(In millions)

	Three Months Ended			Six Months Ended			Year Ended December 31, 2017	LTM
	June 30, 2018		June 30, 2017	June 30, 2018		June 30, 2017		June 30, 2018
	Low	High		Low	High			Low	High
Total revenues	$595	$595	$563	$1,166	$1,166	$1,091	$2,183	$2,258	$2,258
Net income	8	13	48	44	49	76	235	203	208
Adjusted EBITDA**	75	77	83	138	140	137	294	295	297
Contract sales	233	233	215	436	436	415	826	847	847
Cash and cash equivalents (as of period end)	547	547	85				409
Borrowing availability (as of period end)	248	248	148				245
Total gross debt (as of period end)	1,382	1,382	790				1,146

**	Denotes non-GAAP financial measures. Please see pages A-6 and A-7 for additional information about our reasons for providing the alternative financial measures and limitations on their use.

The following table presents a reconciliation of MVW’s preliminary estimate of net income, the most directly comparable GAAP measure, to its preliminary estimates of EBITDA and Adjusted EBITDA for the three, six and last twelve months ended June 30, 2018, a reconciliation of such measures for the three and six months ended June 30, 2017, and a reconciliation of such measures for the year ended December 31, 2017.

	Three Months Ended			Six Months Ended			Year Ended December 31, 2017	LTM
	June 30, 2018		June 30, 2017 [1]	June 30, 2018		June 30, 2017 [1]		June 30, 2018
	Low	High		Low	High			Low	High
Net income	$8	$13	$48	$44	$49	$76	$235	$203	$208
Interest expense	5	5	2	9	9	3	10	16	16
Tax provision	8	5	23	19	16	39	5	(15)	(18)
Depreciation and amortization	5	5	5	11	11	10	21	22	22

EBITDA**	26	28	78	83	85	128	271	226	228

Non-cash share-based	6	6	5	10	10	8	16	18	18
Certain items 2	43	43	—	45	45	1	7	51	51

Adjusted EBITDA	$75	$77	$83	$138	$140	$137	$294	$295	$297

**	Denotes non-GAAP financial measures. Please see pages A-6 and A-7 for additional information about our reasons for providing the alternative financial measures and limitations on their use.
[1]	As a result of MVW’s change in its financial reporting cycle to a calendar year-end and end-of-month quarterly reporting cycle, MVW’s six months ended June 30, 2017 had 182 days while MVW’s six months ended June 30, 2018 had 181 days.
[2]	Please see page A-6 for a description and itemization of certain items.

MARRIOTT VACATIONS WORLDWIDE CORPORATION

2018 PRELIMINARY SECOND QUARTER FINANCIAL RESULTS

(In millions)

The following table presents a reconciliation of MVW’s preliminary estimate of vacation ownership contract sales to its preliminary estimates of sale of vacation ownership products for the three, six and last twelve months ended June 30, 2018, a reconciliation of such measure for the three and six months ended June 30, 2017, and a reconciliation of such measure for the year ended December 31, 2017.

	Three Months Ended		Six Months Ended		Year Ended December 31, 2017	LTM June 30, 2018
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Contract sales (1)	$233	$215	$436	$415	$826	$847
Less resales contract sales	(7)	(5)	(15)	(11)	(23)	(27)
Contract sales, net of resales	226	210	421	404	803	820
Plus:
Settlement revenue (2)	4	4	8	7	15	16
Resales revenue (2)	2	2	5	4	8	9
Revenue recognition adjustments:
Reportability (3)	(4)	10	(16)	(4)	20	8
Sales reserve	(15)	(14)	(24)	(27)	(52)	(49)
Other (4)	(8)	(10)	(14)	(18)	(37)	(33)
Sale of vacation ownership products	$205	$202	$380	$366	$757	$771

(1)	Contract sales consist of the total amount of vacation ownership product sales under contract signed during the period where MVW has received a down payment of at least ten percent of the contract price, reduced by actual rescissions during the period, inclusive of contracts associated with sales of vacation ownership products on behalf of third parties, which MVW refers to as “resales contract sales.” In circumstances where a customer applies any or all of their existing ownership interests as part of the purchase price for additional interests, MVW includes only the incremental value purchased as contract sales. Contract sales differ from revenues from the sale of vacation ownership products that MVW reports in its income statements due to the requirements for revenue recognition described in Footnote No. 1, “Summary of Significant Accounting Policies,” to MVW’s audited consolidated financial statements included in the Current Report on Form 8-K filed with the SEC on June 5, 2018. MVW considers contract sales to be an important operating measure because it reflects the pace of sales in MVW’s business.
(2)	Previously included in resort management and other services revenue prior to the adoption of Accounting Standards Update 2014-09 – “Revenue from Contracts with Customers”, as Amended (“new Revenue Standard”).
(3)	Timing difference between the date of the contract with the customer and when revenue is recognized as a result of the new Revenue Standard.
(4)	Adjustment for sales incentives that will not be recognized as sale of vacation ownership products revenue and other adjustments to Sale of vacation ownership products revenue.

MARRIOTT VACATIONS WORLDWIDE CORPORATION

CONSOLIDATED CONTRACT SALES TO SALE OF VACATION OWNERSHIP PRODUCTS

(In millions)

	Three Months Ended		Six Months Ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Contract sales	$233	$215	$436	$415
Less resales contract sales	(7)	(5)	(15)	(11)

Contract sales, net of resales	226	210	421	404
Plus:
Settlement revenue [1]	4	4	8	7
Resales revenue [1]	2	2	5	4
Revenue recognition adjustments:
Reportability	(4)	10	(16)	(4)
Sales reserve	(15)	(14)	(24)	(27)
Other [2]	(8)	(10)	(14)	(18)

Sale of vacation ownership products	$205	$202	$380	$366

[1]	Previously included in Resort management and other services revenue prior to the adoption of the new Revenue Standard.
[2]	Adjustment for sales incentives that will not be recognized as Sale of vacation ownership products revenue and other adjustments to Sale of vacation ownership products revenue.

MARRIOTT VACATIONS WORLDWIDE CORPORATION

CONSOLIDATED ADJUSTED DEVELOPMENT MARGIN

(ADJUSTED SALE OF VACATION OWNERSHIP PRODUCTS NET OF EXPENSES)

(In millions)

	Three Months Ended		Six Months Ended
	June 30, 2018	June 30, 2017	June 30, 2018	June 30, 2017
Sale of vacation ownership products	$205	$202	$380	$366
Less:
Cost of vacation ownership products	57	51	103	95
Marketing and sales	108	98	215	196

Development margin	40	53	62	75
Revenue recognition reportability adjustment	2	(8)	10	2

Adjusted development margin **	$42	$45	$72	$77

Development margin percentage [1]	19.0%	25.6%	16.2%	20.3%
Adjusted development margin percentage	20.0%	23.2%	18.3%	20.9%

**	Denotes non-GAAP financial measures. Please see pages A-6 and A-7 for additional information about our reasons for providing these alternative financial measures and limitations on their use.
[1]	Development margin percentage represents Development margin divided by Sale of vacation ownership products.

MARRIOTT VACATIONS WORLDWIDE CORPORATION

2018 ADJUSTED NET INCOME AND ADJUSTED EARNINGS PER SHARE—DILUTED OUTLOOK

(In millions, except per share amounts)

	Fiscal Year 2018 (low)	Fiscal Year 2018 (high)
Net income [1]	$150	$161
Adjustments to reconcile Net income to Adjusted net income
Certain items [2]	45	45
Provision for income taxes on adjustments to net income	(11)	(11)

Adjusted net income **	$184	$195

Earnings per share—Diluted [1,3]	$5.45	$5.85
Adjusted earnings per share—Diluted **, [3]	$6.69	$7.09
Diluted shares [3]	27.5	27.5

[1]	2018 expected GAAP results above do not reflect the impact of future spending associated with the planned acquisition of ILG, Inc.

[2]	Certain items adjustment includes $23 million of acquisition costs, $16 million of litigation settlements and $6 million of losses and other expense.

[3]	Earnings per share—Diluted, Adjusted earnings per share—Diluted, and Diluted shares outlook includes the impact of share repurchase activity only through July 24, 2018.

**	Denotes non-GAAP financial measures. Please see pages A-6 and A-7 for additional information about our reasons for providing these alternative financial measures and limitations on their use.

MARRIOTT VACATIONS WORLDWIDE CORPORATION

2018 ADJUSTED EBITDA OUTLOOK

(In millions)

	Fiscal Year 2018 (low)	Fiscal Year 2018 (high)
Net income	$150	$161
Interest expense [1]	17	17
Tax provision	53	57
Depreciation and amortization	26	26

EBITDA**	246	261
Non-cash share-based compensation	19	19
Certain items [2]	45	45

Adjusted EBITDA **	$310	$325

[1]	Interest expense excludes consumer financing interest expense.

[2]	Certain items adjustment includes $23 million of acquisition costs, $16 million of litigation settlements and $6 million of losses and other expense.

**	Denotes non-GAAP financial measures. Please see pages A-6 and A-7 for additional information about our reasons for providing these alternative financial measures and limitations on their use.

MARRIOTT VACATIONS WORLDWIDE CORPORATION

2018 ADJUSTED FREE CASH FLOW OUTLOOK

(In millions)

	Fiscal Year 2018 (low)	Fiscal Year 2018 (high)
Net cash provided by operating activities	$95	$120
Capital expenditures for property and equipment (excluding inventory):
New sales centers [1]	(3)	(5)
Other	(27)	(32)
Borrowings from securitization transactions	423	423
Repayment of debt related to securitizations	(305)	(295)

Free cash flow **	183	211
Adjustments:
Net change in borrowings available from the securitization of eligible vacation ownership notes receivable through the warehouse credit facility [2]	13	10
Inventory / other payments associated with capital efficient inventory arrangements	(40)	(40)
Certain items [3]	46	46
Change in restricted cash	(2)	3

Adjusted free cash flow **	$200	$230

[1]	Represents the incremental investment in new sales centers.

[2]	Represents the net change in borrowings available from the securitization of eligible vacation ownership notes receivable through the warehouse credit facility between the 2017 and 2018 year ends.

[3]	Certain items adjustment includes $23 million of acquisition costs, $16 million of litigation settlements and $7 million of fraudulently induced electronic payment disbursements made to third parties.

**	Denotes non-GAAP financial measures. Please see pages A-6 and A-7 for additional information about our reasons for providing these alternative financial measures and limitations on their use.

MARRIOTT VACATIONS WORLDWIDE CORPORATION

NON-GAAP FINANCIAL MEASURES

In our press release and schedules we report certain financial measures that are not prescribed by GAAP. We discuss our reasons for reporting these non-GAAP financial measures below, and the financial schedules included herein reconcile the most directly comparable GAAP financial measure to each non-GAAP financial measure that we report (identified by a double asterisk (“**”) on the preceding pages). Although we evaluate and present these non-GAAP financial measures for the reasons described below, please be aware that these non-GAAP financial measures have limitations and should not be considered in isolation or as a substitute for revenues, net income, earnings per share or any other comparable operating measure prescribed by GAAP. In addition, these non-GAAP financial measures may be calculated and / or presented differently than measures with the same or similar names that are reported by other companies, and as a result, the non-GAAP financial measures we report may not be comparable to those reported by others.

Adjusted Net Income

We evaluate non-GAAP financial measures, including Adjusted Net Income, Adjusted EBITDA, and Adjusted Development Margin, that exclude certain items in the quarters and first halves ended June 30, 2018 and June 30, 2017, and the fiscal year ended December 31, 2017, because these non-GAAP financial measures allow for period-over-period comparisons of our on-going core operations before the impact of these items. These non-GAAP financial measures also facilitate our comparison of results from our on-going core operations before these items with results from other vacation ownership companies.

Certain items for the 2018 second quarter consisted of $20 million of acquisition costs associated with the pending acquisition of ILG, $16 million of litigation settlement charges, including $11 million related to a project in San Francisco, $4 million related to a project in Lake Tahoe and $1 million related to projects in Europe, and $7 million of losses and other expenses associated with fraudulently induced electronic payment disbursements made to third parties. These exclusions increased EBITDA by $43 million.

Certain items for the 2017 second quarter were less than $1 million and was comprised of acquisition costs, litigation settlement expenses and losses and other expense. These exclusions did not have an impact on Adjusted EBITDA.

Certain items for the 2018 first half consisted of $23 million of acquisition costs, including $20 million of costs associated with the pending acquisition of ILG and $3 million of costs associated with the anticipated future capital efficient acquisition of an operating property in San Francisco, California, $16 million of litigation settlement charges, including $11 million related to a project in San Francisco, $4 million related to a project in Lake Tahoe and $1 million related to projects in Europe, and $7 million of losses and other expenses associated with fraudulently induced electronic payment disbursements made to third parties, partially offset by a $1 million favorable true up of previously recorded costs associated with Hurricane Irma and Hurricane Maria (the “2017 Hurricanes”) (recorded in losses and other expense) and previously recorded litigation settlement expenses. These exclusions increased EBITDA by $45 million.

Certain items for the 2017 first half consisted of $1 million of acquisition costs, and less than $1 million of litigation settlement expenses and losses and other expense. These exclusions increased EBITDA by $1 million.

Certain items for fiscal year 2017 consisted of $9 million in net insurance proceeds related to the settlement of business interruption insurance claims arising from Hurricane Matthew, $7 million of variable compensation expense related to the impact of the 2017 Hurricanes, $4 million of litigation settlement expenses, $2 million of acquisition costs, a charge of $1 million associated with the estimated property damage insurance deductibles and impairment of property and equipment at several of MVW’s resorts, primarily in Florida and the Caribbean, that were impacted by the 2017 Hurricanes, $1 million of variable compensation expense related to the impact of Hurricane Matthew and $1 million of miscellaneous losses and other expense. These exclusions increased EBITDA for 2017 by $7 million.

MARRIOTT VACATIONS WORLDWIDE CORPORATION

NON-GAAP FINANCIAL MEASURES

Adjusted Development Margin (Adjusted Sale of Vacation Ownership Products Net of Expenses)

We evaluate Adjusted Development Margin (Adjusted Sale of Vacation Ownership Products Net of Expenses) as an indicator of operating performance. Adjusted Development Margin adjusts Sale of vacation ownership products revenues for the impact of revenue reportability, includes corresponding adjustments to Cost of vacation ownership products expense and Marketing and sales expense associated with the change in revenues from the Sale of vacation ownership products, and may include adjustments for certain items as itemized in the discussion of Adjusted Net Income above. We evaluate Adjusted Development Margin because it allows for period-over-period comparisons of our on-going core operations before the impact of revenue reportability and certain items to our Development Margin.

Earnings Before Interest Expense, Taxes, Depreciation and Amortization (“EBITDA”) and Adjusted EBITDA

EBITDA is defined as earnings, or net income, before interest expense (excluding consumer financing interest expense), provision for income taxes, depreciation and amortization. For purposes of our EBITDA and Adjusted EBITDA calculations, we do not adjust for consumer financing interest expense because we consider it to be an operating expense of our business. We consider EBITDA and Adjusted EBITDA to be indicators of operating performance, which we use to measure our ability to service debt, fund capital expenditures and expand our business. We also use EBITDA and Adjusted EBITDA, as do analysts, lenders, investors and others, because these measures exclude certain items that can vary widely across different industries or among companies within the same industry. For example, interest expense can be dependent on a company’s capital structure, debt levels and credit ratings. Accordingly, the impact of interest expense on earnings can vary significantly among companies. The tax positions of companies can also vary because of their differing abilities to take advantage of tax benefits and because of the tax policies of the jurisdictions in which they operate. As a result, effective tax rates and provision for income taxes can vary considerably among companies. EBITDA and Adjusted EBITDA also exclude depreciation and amortization because companies utilize productive assets of different ages and use different methods of both acquiring and depreciating productive assets. These differences can result in considerable variability in the relative costs of productive assets and the depreciation and amortization expense among companies. Adjusted EBITDA reflects additional adjustments for certain items, as itemized in the discussion of Adjusted Net Income above, and excludes non-cash share-based compensation expense to address considerable variability among companies in recording compensation expense because companies use share-based payment awards differently, both in the type and quantity of awards granted. Prior period presentation has been recast for consistency. We evaluate Adjusted EBITDA as an indicator of operating performance because it allows for period-over-period comparisons of our on-going core operations before the impact of the excluded items. Together, EBITDA and Adjusted EBITDA facilitate our comparison of results from our on-going core operations before the impact of these items with results from other vacation ownership companies.

Free Cash Flow and Adjusted Free Cash Flow

We evaluate Free Cash Flow and Adjusted Free Cash Flow as liquidity measures that provide useful information to management and investors about the amount of cash provided by operating activities after capital expenditures for property and equipment, changes in restricted cash, and the borrowing and repayment activity related to our securitizations, which cash can be used for strategic opportunities, including acquisitions and strengthening the balance sheet. Adjusted Free Cash Flow, which reflects additional adjustments to Free Cash Flow for the impact of organizational and separation related, litigation, and other cash charges, allows for period-over-period comparisons of the cash generated by our business before the impact of these items. Analysis of Free Cash Flow and Adjusted Free Cash Flow also facilitates management’s comparison of our results with our competitors’ results.